Exhibit 2.2

CLOSING FUNDING LETTER AGREEMENT

Dated as of September 24, 2026

Re:	Asset Purchase Agreement dated as of September 23, 2026 (the “Purchase Agreement”) between Altruis Benefit Consultants, Inc., a Michigan corporation (“Seller”) and Altruis Benefit Management, LLC, a Delaware limited liability company (“Buyer”), joined by Reliance Global Group, Inc., a Florida corporation (“Reliance”). Capitalized terms not defined here have the meanings in the Purchase Agreement.

Buyer did not fund the full Closing Date Payment of $7,538,271.00 on the Closing Date. The parties agree as follows. This letter amends the Purchase Agreement under Section 8.9 and is limited to its terms.

1. Closing. The Closing Date remains September 23, 2026 and the Effective Time is unchanged. Section 3.2(b)(i) is satisfied by Buyer’s delivery of (a) $4,440,782.60 by wire transfer on or before September 24, 2026 (the “Initial Payment”), together with the $59,217.40 Advance under the Transition Services Agreement, applied per the Closing Flow of Funds Statement, and (b) the Secured Promissory Note of even date in the principal amount of $3,097,488.40, for the balance of the Closing Date Payment, bearing no interest through September 30, 2026 (the “Note”), made jointly and severally by Buyer and Trent D. Bryson and secured as provided in the Note. The Initial Payment is credited against the Purchase Price. The Note is Purchase Price, is payable without setoff, and is not Subordinated Debt under any agreement with Buyer’s lender. Buyer represents that no lien exists on its assets and that it is not party to any agreement that restricts the Note or the liens securing it. The Note may be paid by Buyer, Trent D. Bryson or any lender or bank on their behalf (including Skyline Investors I, LP or under a letter of credit) directly to Seller, any loan to Buyer shall first pay the Note in full, and Seller’s signature page to the Earnout Subordination Agreement shall be held in escrow and released only upon that payment.

2. Interim Period. Section 5 of the Note is incorporated here and, to the extent inconsistent, amends the Purchase Agreement and the Transition Services Agreement until the Note is paid. In particular, Seller directs the Business, Buyer may not distribute funds, revenue Seller holds under Section 6.7 secures the Note, and after maturity net profits are applied to the Note.

3. Failure to pay. If the Note is not paid in full on or before September 30, 2026, then in addition to all rights under the Note, Seller may, by written notice to Buyer at any time before the Note is paid in full, rescind the sale, in which case Buyer shall within two Business Days reconvey the Purchased Assets free of liens created through Buyer, reassign the Assigned Contracts and Assumed Liabilities, and sign all instruments Seller reasonably requests, and Seller shall return the Initial Payment less (a) all costs, fees, losses and expenses incurred by Seller and Reliance as a result of Buyer’s failure, including Oak Street payoff amounts, per diem charges and any prepayment premium, and (b) all attorneys’ fees, costs and expenses incurred by Seller and Reliance in connection with the negotiation, preparation, execution and performance of the Purchase Agreement, the Ancillary Documents, this letter, the Note and the transactions contemplated thereby. Amounts applied to the Note under Section 5(e) of the Note are not returned. Buyer appoints Seller its attorney in fact, coupled with an interest, to execute any reconveyance instrument Buyer fails to execute.

4. Other. All other terms of the Purchase Agreement and the Ancillary Documents are unchanged. Time is of the essence. Buyer shall pay Seller’s reasonable attorneys’ fees for this letter and the Note. Any per diem interest, per diem servicing fee, prepayment premium or other incremental cost arising under the Oak Street Funding LLC payoff because the Initial Payment is received after September 24, 2026 shall be for Buyer’s account, shall be added to the principal balance of the Note, and shall be payable on demand. Section 8.10 of the Purchase Agreement applies, except that Seller may enforce the Note and Section 3 in any court of competent jurisdiction; each party waives trial by jury. Electronic signatures are effective. Reliance signs to consent and for Section 3 only.

ALTRUIS BENEFIT CONSULTANTS, INC.		RELIANCE GLOBAL GROUP, INC.		ALTRUIS BENEFIT MANAGEMENT, LLC

By:	/s/ Ezra S. Beyman	By:	/s/ Ezra S. Beyman	By:	/s/ Trent D. Bryson
Name:	Ezra S. Beyman	Name:	Ezra S. Beyman	Name:	Trent D. Bryson
Title:	Authorized Signatory	Title:	Chairman and CEO	Title:	CEO

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